Exhibit 99.1

Innate Pharma to Present Results From a Preliminary Analysis of the TELLOMAK Phase 2 Trial in Patients With Advanced Sezary Syndrome and ANKET™ Platform at ASH 2022

  Innate will share preliminary results of the cohort evaluating lacutamab in Sezary syndrome patients post-mogamulizumab from the ongoing TELLOMAK Phase 2 trial
  Chief Scientific Officer, Eric Vivier, DVM, PhD, to give an oral presentation on multispecific antibodies platform: ANKETTM
  Partner Sanofi will display two posters on SAR’579/IPH6101 and SAR’514/IPH6401

MARSEILLE, France--(BUSINESS WIRE)--November 4, 2022--Regulatory News:

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that the following presentations will be presented at the 64th ASH (American Society Hematology) Annual Meeting taking place from December 10-13, 2022, in New Orleans, Louisiana.

  Lacutamab in patients with advanced Sezary syndrome: results from an interim analysis of the TELLOMAK phase 2 trial
    Abstract Number: 1631
    Session Name: 626. Aggressive Lymphomas: Prospective Therapeutic Trials: Poster I
    Session Date and Time: Saturday, December 10, 2022, 5:30 PM - 7:30 PM
    Location: Ernest N. Morial Convention Center, Hall D
    Presenter: Dr Pierluigi Porcu, Director, Division of Medical Oncology and Hematopoietic Stem Cell Transplantation, Thomas Jefferson University Hospitals, Philadelphia
  Scientific Symposia: Antibody-Based NK Cell Engager Therapeutics
    Session Title: Biology and Translation of NK Cells
    Session date and Time: Saturday December 10th, 2022, 2:00 PM - 3:15 PM
    Location: Ernest N. Morial Convention Center, 293-294
    Presenter: Eric Vivier, DVM, PhD, Chief Scientific Officer of Innate Pharma
  An open-label, first-in-human, dose-escalation study of SAR443579 administered as single agent by intravenous infusion in patients with relapsed or refractory acute myeloid leukemia (R/R AML), B-cell acute lymphoblastic leukemia (B-ALL) or high-risk myelodysplasia (HR-MDS) (Sanofi)
    Abstract Number: 3329
    Session Name: 704. Cellular Immunotherapies: Early Phase and Investigational Therapies: Poster II
    Session Date and Time: Sunday, December 11, 2022, 6:00 PM - 8:00 PM
    Location: Ernest N. Morial Convention Center, Hall D
    Presenter: Anthony Stein, MD
  The Novel Trifunctional Anti-BCMA NK Cell Engager SAR’514 Has Potent in-Vitro and in-Vivo Anti-Myeloma Effect through Dual NK Cell Engagement (Sanofi)
    Abstract Number: 4486
    Session Name: 651. Multiple Myeloma and Plasma Cell Dyscrasias: Basic and Translational: Poster III
    Session Date and Time: Monday, December 12, 2022, 6:00 PM - 8:00 PM
    Location: Ernest N. Morial Convention Center, Hall D
    Presenter: Alexandre Tang, Ph.D

The posters and presentation will be available on the Publications section of innate-pharma.com following the meeting.

About Lacutamab:

Lacutamab is a first-in-class anti-KIR3DL2 humanized cytotoxicity-inducing antibody that is currently in clinical trials for treatment of cutaneous T-cell lymphoma (CTCL), an orphan disease, and peripheral T cell lymphoma (PTCL). Rare cutaneous lymphomas of T lymphocytes has a poor prognosis with few efficacious and safe therapeutic options at advanced stages.

KIR3DL2 is an inhibitory receptor of the KIR family, expressed by approximately 65% of patients across all CTCL subtypes and expressed by up 90% of patients with certain aggressive CTCL subtypes, in particular, Sézary syndrome. It is expressed by up to 50% of patients with mycosis fungoides and peripheral T-cell lymphoma (PTCL). It has a restricted expression on normal tissues.

Lacutamab is granted European Medicines Agency (EMA) PRIME designation and US Food and Drug Administration (FDA) granted Fast Track designation for the treatment of patients with relapsed or refractory Sézary syndrome who have received at least two prior systemic therapies.

About ANKETTM:

ANKETTM (Antibody-based NK cell Engager Therapeutics) is Innate's proprietary platform for developing next-generation, multi-specific natural killer (NK) cell engagers to treat certain types of cancer.

This versatile, fit-for-purpose technology is creating an entirely new class of molecules to induce synthetic immunity against cancer. It leverages the advantages of harnessing NK cell effector functions against cancer cells and also provides proliferation and activation signals targeted to NK cells.

Our latest innovation, the tetra-specific ANKET molecule, is the first NK cell engager technology to engage activating receptors (NKp46 and CD16), a tumor antigen and an interleukin-2 receptor (via an IL-2 variant, IL-2v) via a single molecule.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of Natural Killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

Investors and Media

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu